EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2007

Excluding Interest on Deposits
Income before income taxes	$13,683

Fixed charges:
Interest expense	11,355
One-third of rents, net of income from subleases (a)	200

Total fixed charges	11,555

Less: Equity in undistributed income of affiliates	(72)

Income before income taxes and fixed charges, excluding capitalized interest	$25,166

Fixed charges, as above	$11,555

Ratio of earnings to fixed charges	2.18

Including Interest on Deposits
Fixed charges, as above	$11,555
Add: Interest on deposits	10,337

Total fixed charges and interest on deposits	$21,892

Income before income taxes and fixed charges, excluding capitalized interest, as above	$25,166
Add: Interest on deposits	10,337

Total income before income taxes, fixed charges and interest on deposits	$35,503

Ratio of earnings to fixed charges	1.62

(a)	The proportion deemed representative of the interest factor.